                                                                                     Exhibit 99(c)

                                   Entergy Louisiana, Inc.
                   Computation of Ratios of Earnings to Fixed Charges and
           Ratios of Earnings to Combined Fixed Charges and Preferred Dividends


                                                                                                             September 30,
                                                             1991      1992      1993      1994      1995       1996

Fixed charges, as defined:
  Interest on long-term debt                                $158,816  $128,672  $124,633  $124,820  $124,507   $119,230
  Interest on notes payable                                       --       150       898     1,948     1,932      2,324
  Other interest charges                                       5,924     5,591     5,706     4,546     5,278      5,507
  Dividends on preferred securities of subsidiary trust                                                           1,295
  Amortization of expense and premium on debt - net(cr)        3,282     7,100     5,720     5,130     5,184      4,830
  Interest applicable to rentals                              11,381     9,363     8,519     8,332     9,332     10,701
                                                            -----------------------------------------------------------
Total fixed charges, as defined                              179,403   150,876   145,476   144,776   146,233    143,887

Preferred dividends, as defined (a)                           41,212    42,026    40,779    29,171    32,847     30,310
                                                            -----------------------------------------------------------
Combined fixed charges and preferred dividends, as defined  $220,615  $192,902  $186,255  $173,947  $179,080   $174,197
                                                            ===========================================================
Earnings as defined:

  Net Income                                                $166,572  $182,989  $188,808  $213,839  $201,537   $192,790
  Add:
    Provision for income taxes:
      Federal and State                                        8,684    36,465    70,552    79,260   114,665    113,981
    Deferred Federal and State - net                          67,792    51,889    43,017    21,580     8,148      5,776
    Investment tax credit adjustment - net                     8,244    (1,317)   (2,756)  (37,552)   (5,699)    (5,822)
    Fixed charges as above                                   179,403   150,876   145,476   144,776   146,233    143,887
                                                            -----------------------------------------------------------
Total earnings, as defined                                  $430,695  $420,902  $445,097  $421,903  $464,884   $450,612
                                                            ===========================================================
Ratio of earnings to fixed charges, as defined                  2.40      2.79      3.06      2.91      3.18       3.13
                                                            ===========================================================
Ratio of earnings to combined fixed charges and
 preferred dividends, as defined                                1.95      2.18      2.39      2.43      2.60       2.59
                                                            ===========================================================

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(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent
    (100%) minus the income tax rate.
